Exhibit 12.1

Nuveen Investments Inc. & Subsidiaries

Computation of Earnings to Fixed Charges

(in thousands, except for the ratio of earnings to fixed charges)

	2009	2010	2011	2012	2013
EARNINGS:
Income/(loss) before taxes	$(4,561)	$25,776	$(26,446)	$(877,916)	$32,359

less: (income)/loss from noncontrolling interests	(1,653)	(87,426)	7,171	66,188	(29,516)

less: Symphony CLO V (income)/loss	(135,273)	(24,949)	7,576	(23,165)	(4,725)

Income/(loss) before taxes attributable to Nuveen Investments, before all non-controlling interests and Symphony CLO V	(141,487)	(86,599)	(11,699)	(834,893)	(1,882)

Fixed charges	318,061	320,635	330,072	351,712	295,630

Earnings, as defined	$176,574	$234,036	$318,373	$(483,181)	$293,748

FIXED CHARGES:
Net interest expense	$306,642	$309,552	$320,416	$340,270	$283,759
add: interest and dividend revenue	5,253	5,420	3,685	5,290	5,886
Gross interest expense	311,895	314,972	324,101	345,560	289,645

Interest component of rent expense (one-third of rent expense)	6,166	5,663	5,971	6,152	5,985

Total Fixed Charges	$318,061	$320,635	$330,072	$351,712	$295,630

Ratio of earnings to fixed charges:	0.56	0.73	0.96	(1.37)	0.99

Deficiency	$(141,487)	$(86,599)	$(11,699)	$(834,893)	$(1,881)